SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

Table of Documents Filed

Page
1.	English summary of press release entitled, “Announcement Regarding Management Changes” made public on December 15, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 19, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

December 15, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan – December 15, 2005 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, today made public an announcement regarding management changes. An English summary of the details is given below.

New Position	Present Position	Name
Changes Effective as of January 1, 2006

Corporate Executive Vice President OQL Headquarters Asset Administration Department Regional Business Department	Corporate Senior Vice President OQL Headquarters Asset Administration Department Regional Business Department	Masahiro Matono

Corporate Executive Vice President Corporate Planning Office	Corporate Senior Vice President Accounting Department Corporate Planning Office	Masaru Hattori

Corporate Senior Vice President Kinki (Osaka) Sales Headquarters Administration Center	Executive Officer Kinki (Osaka) Sales Headquarters	Hideaki Morita

Corporate Senior Vice President Alternative Investment & Development Headquarters	Executive Officer Alternative Investment & Development Headquarters	Makoto Inoue

Executive Officer Tokyo Sales Headquarters	Group Executive Deputy President, ORIX Auto Corporation	Yoshiyuki Yoshizumi

Executive Officer District Sales Headquarters	District Sales Headquarters	Yuichi Kawamura

Group Senior Vice President President, ORIX Auto Corporation	Executive Officer Administration Center Tokyo Sales Headquarters	Eiji Mitani

Retire*1	Corporate Executive Vice President Investment Banking Special Investments Group Finance Department II Securitized Products Office	Koichiro Muta

Retire*2	Executive Officer District Sales Headquarters	Tadao Saika

Retire*3	Group Executive President, ORIX Auto Corporation	Teruo Isogai

Retire*4	Group Executive President, Nittetsu Lease, Co., Ltd.	Tsutomu Matsuzaki

*1	Koichiro Muta will be appointed Chairman, ORIX Asset Management Corporation on January 1, 2006
*2	Tadao Saika will be appointed President, Nittetsu Lease, Co., Ltd. on January 1, 2006
*3	Teruo Isogai will be appointed Chairman, ORIX Auto Corporation on January 1, 2006
*4	Tsutomu Matsuzaki will be appointed President, ORIX Golf Corporation on January 1, 2006

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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